UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-31212
CUSIP Number: 591120100

(Check one):

☐	Form 10-K

☒	Form 20-F

☐	Form 11-K

☐	Form 10-Q

☐	Form N-SAR

☐	Form N-CSR

For Period Ended: December 31, 2003

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I – REGISTRANT INFORMATION

Metal Storm Limited

Full Name of Registrant

Former Name if Applicable

Level 34, Central Plaza One, 345 Queen Street,

Address of Principal Executive Office (Street and Number)

Brisbane, Queensland 4000, Australia

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Until recently, the time and attention of Metal Storm’s management has been consumed by a variety of matters, including the preparation of financial statements in U.S. dollars under U.S. generally accepted accounting principles. For reporting purposes in its home country of Australia, Metal Storm maintains its accounting records in Australian dollars under Australian generally accepted accounting principles. The preparation of the U.S. GAAP financial statements in U.S. dollars was complicated this year by Metal Storm’s acquisition of ProCam Machine LLC in December 2003 and, due to independence concerns, the refusal of the auditors to help prepare the U.S. financial statements this year. For these reasons, Metal Storm could not timely complete its 2003 annual report on Form 20-F without unreasonable effort or expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sylvie Moser-Savage	011-61-7	3221-9733
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Metal Storm Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2003	By:	/s/ Charles A. Vehlow
Charles A. Vehlow Chief Executive Officer